Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-00834

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 8, 1997

                            SDW HOLDINGS CORPORATION

           1,500,000 SHARES 15% SENIOR EXCHANGEABLE PREFERRED STOCK
                    15% SUBORDINATED EXCHANGE DEBENTURES
                         3,000,000 CLASS A WARRANTS
                          150,000 CLASS B WARRANTS
                               COMMON STOCK


       S.D. Warren Company ("S.D. Warren") and SDW Holdings Corporation ("Holdings") announced on October 8, 1997 that S.D. Warren is offering to purchase for cash (the "Offer") a portion of its 12% Series B Senior Subordinated Notes Due 2004 (the "Warren Notes") for $1,010 per $1,000 principal amount pursuant to the terms of the Indenture which governs the Warren Notes. Accrued interest to but not including the date of payment will be paid on the Warren Notes purchased pursuant to the Offer. The total purchase price, not including accrued interest, available to be paid by S.D. Warren in connection with the Offer is $50,133,333.
  Pursuant to the Indenture, S.D. Warren is required to make the Offer at 101% of the principal amount of the Warren Notes if it has excess proceeds which are not used for specified purposes within a specified period of time. Because the Warren Notes are currently trading at market prices in excess of the Offer price, S.D. Warren does not expect many holders of the Warren Notes, if any, to accept the Offer.

       S.D. Warren proposes to use any excess funds from the excess proceeds which are not used pursuant to the Offer plus certain additional proceeds to pay a dividend to Holdings, the sole stockholder of S.D. Warren, for the purpose of redeeming all or a portion of the 15% Senior Exchangeable Preferred Stock of Holdings. Accordingly, S.D. Warren is also requesting that holders of Warren Notes consent to a waiver of the restricted payments covenant in the Indenture to permit such a dividend and redemption. If the requisite consents are received, holders of Warren Notes who consent to the proposed waiver shall receive a consent fee of $2.00 per $1,000 principal amount of the Warren Notes, up to $750,000 in the aggregate. Holders who do not consent will not receive a consent fee, and in the event that the proposed waiver is not approved, no consent fee will be paid. If the waiver is successful, it will be binding on all holders of Warren Notes, whether or not such holders consented to the waiver. If the waiver is not successful, S.D. Warren currently expects to pay a dividend to Holdings equal to the maximum amount permitted under the restricted payment provision as soon as year-end financial statements are available and to pay additional dividends at the end of each subsequent quarter until all the Holdings preferred stock is redeemed.


       This Prospectus Supplement relates to the securities set forth above.

            The date of this Prospectus Supplement is October 8, 1997.